Henkel

A Brand like a Friend

02 NOV 25 AM 10:09

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02060036

SUPPL

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum
2002-11-20

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

PROCESSED
DEC 0 9 2002
THOMSON FINANCIAL

Ladies and Gentlemen:

Enclosed please find a copy of Henkel's information to the shareholders for the 3rd quarter 2002.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

H. Nicolas T.G. Kühn

dlw 11/27

Encl.

Q3

July – September 2002


4 5 6



"Pillar fillers" (small photo) are soft foams that absorb wind and road noise while also protecting against moisture and dirt. In the new Henkel laboratory for automotive acoustics in Cosne sur Loire, France, highly sensitive microphones placed in artificial heads are among various instruments used to assess the acoustic performance

Henkel

A Brand like a friend

Henkel continues on its successful path

- Henkel Group sales slightly up
- Profit growth in all business sectors
- Profit forecast for full year confirmed

Sales and Profits

Despite the constraints of the worldwide economic situation, the Henkel Group increased sales in the third quarter of 2002 by 0.7 percent to 2.4 billion euros. After adjusting for foreign exchange influences and acquisitions/divestments, sales rose by 5.4 percent. This comparison is based on continuing operations, i.e. excluding Cognis and Henkel-Ecolab, related to the same quarter in the previous year.

There was a clear plus in operating profit (EBIT) which, at 160 million euros, was 14.7 percent up on the prior-year quarter. This positive development was attributable in particular to the Henkel Technologies business sector. The return on capital employed (ROCE) was 16.2 percent, a significant increase of 4.2 percentage points over the same period in the previous year. All our businesses contributed to this improvement in the ROCE figure.

Due to the improvement in financial items and balanced minority interests, earnings per share in the third quarter of 2002 increased by 9 cents to 0.73 euros as compared with the prior-year quarter (including Cognis and Henkel-Ecolab).

In the first nine months of 2002, sales totaled 7.3 billion euros, 2.4 percent higher than in the same period of 2001. Organic sales growth amounted to 4.9 percent. Increased advertising activities had a positive effect on our most important brands. Operating profit rose by 9.6 percent to 490 million euros, with all business sectors contributing to the increase.

Net earnings for the first nine months of 2002 stood at 314 million euros. Despite a significantly improved financial items line, the absence of operating profits from the divested businesses of Cognis and Henkel-Ecolab has yet to be completely offset. In addition, net earnings for the first nine months of 2001 contained a one-time gain of 24 million euros from the sale of our stake in the Japanese company San Nopco. Without this effect and without the Clorox restructuring and asset impairment charges in the first nine months of this year amounting to 18 million euros, the decrease compared with the previous year stood at 2.6 percent and was thus within our expectations. After minority interests, the net earnings figure of 314 million euros for the first nine months of 2002 was 6.5 percent down on the previous year; excluding the exceptional items, it would have been 6.4 percent up.

Earnings per share fell from 2.33 euros in the first three quarters of 2001 to 2.18 euros in the first three quarters of 2002. Excluding the gain from the sale of

Sales[1]		
in million euros	Q 3	1–9
2002	**2,374**	**7,272**
2001	**2,357**	**7,099**
Change from previous year	0.7 %	2.4 %

[1] Change from previous year on the basis of figures in thousand euros

Change in sales	0.7 %	2.4 %
	Q 3	1–9
from		
Existing business	5.4 %	4.9 %
Acquisitions/Divestments	– 0.8 %	– 0.9 %
Effect of exchange rate fluctuations	– 3.9 %	– 1.6 %

EBIT[1]		
in million euros	Q 3	1–9
2002	**160**	**490**
2001	**140**	**448**
Change from previous year	14.7 %	9.6 %

[1] Change from previous year on the basis of figures in thousand euros

Return on sales (EBIT)		
	Q 3	1–9
2002	**6.8 %**	**6.7 %**
2001	**5.9 %**	**6.3 %**
Change from previous year	0.9 pp	0.4 pp

pp = percentage points

Earnings per share		
in euros	Q 3	1–9
2002	**0.73**	**2.18**
2001[1]	**0.64**	**2.33**
Change from previous year	14.1 %	– 6.4 %

[1] includes the divested Cognis and Henkel-Ecolab businesses

San Nopco included in the prior-year figure and excluding the Clorox restructuring and asset impairment charges in the first nine months of this year, earnings per share would be 14 cents above the prior-year figure.

Regional Developments

In **Europe** (including Africa and the Middle East), sales in the third quarter rose by 0.8 percent compared with the prior-year figure. Growth continued to be held back by sluggish consumer spending and the downward trend of the construction industry in Germany. This resulted in a decline in operating profit as compared with the previous year.

Sales in **North America** decreased by 7.8 percent compared with the prior-year figure, due largely to the continuing softness of demand in the electronics industry. After adjusting for foreign exchange influences, sales would have risen by 3.6 percent. Operating profit increased significantly compared with the previous year. Major contributors included our automotive activities, our adhesive tapes business and the results accruing from our special restructuring program.

Henkel Group Key Data by Region[1], Third Quarter 2002

in million euros	Europe/ Africa/ Middle East	North America	Latin America	Asia-Pacific	Corporate	**Group**
Sales July-Sept. 2002	**1,701**	**322**	**89**	**178**	**84**	**2,374**
Sales July-Sept. 2001	1,686	349	107	184	31	2,357
Change in percent	0.8	– 7.8	– 17.4	– 3.2	–	0.7
EBIT July-Sept. 2002	**166**	**21**	**– 7**	**1**	**– 21**	**160**
EBIT July-Sept. 2001	172	2	– 8	– 9	– 17	140
Change in percent	– 3.3	> 100	12.5	> 100	–	14.7
EBIT return on sales July-Sept. 2002 in %	**9.8**	**6.6**	**– 8.2**	**0.6**	**–**	**6.8**
EBIT return on sales July-Sept. 2001 in %	10.2	0.5	– 7.5	– 4.7	–	5.9

[1] Change from previous year on the basis of figures in thousand euros

Henkel Group Key Data by Region[1], January through September 2002

in million euros	Europe/ Africa/ Middle East	North America	Latin America	Asia-Pacific	Corporate	**Group**
Sales January-Sept. 2002	**5,160**	**1,016**	**307**	**538**	**251**	**7,272**
Sales January-Sept. 2001	5,056	1,052	348	553	90	7,099
Change in percent	2.1	– 1.2	– 9.3	– 2.5	–	2.4
EBIT January-Sept. 2002	**530**	**52**	**– 7**	**– 9**	**– 76**	**490**
EBIT January-Sept. 2001	527	23	– 12	– 27	– 63	448
Change in percent	0.8	> 100	41.7	> 100	–	9.6
EBIT return on sales Jan.-Sept. 2002 in %	**10.3**	**5.1**	**– 2.3**	**– 1.7**	**–**	**6.7**
EBIT return on sales Jan.-Sept. 2001 in %	10.4	2.2	– 3.4	– 4.9	–	6.3

[1] Change from previous year on the basis of figures in thousand euros

The persistently difficult situation in **Latin America** was characterized by currency devaluations in Brazil and Venezuela and the weak economic situation in Argentina. Sales fell by 17.4 percent compared with the same quarter last year. After adjusting for foreign exchange influences, the decrease was 4.7 percent. Nevertheless, operating profit remained at the level of the prior-year quarter thanks to improved results from our Laundry & Home Care business.

In **Asia-Pacific** sales were 3.2 percent down on the previous year owing to the weakness of the detergents market in China. Operating profit underwent a significant improvement with a plus being reported for the first time in the third quarter. This was attributable both to the good performance of Henkel Technologies and to the restructuring measures implemented in the Cosmetics operations in China.

Major Events

Having taken over the cavity sealant and insulation business based on expanding flexible foams from MöllerGroup, Bielefeld, Germany, Henkel intends to expand these activities within the Surface Technologies division *(see also our cover photo)*.

The adhesive tapes segment has been augmented through the acquisition of the Sellotape business of Verdoso Holdings Ltd., UK, adding transparent adhesive tapes for end consumers to the portfolio. Sellotape branded products enjoy very strong market positions, particularly in the UK and New Zealand.

Having acquired Cemedine U.S.A. Inc., a wholly-owned subsidiary of Cemedine Co. Ltd., Tokyo, Japan, Henkel can now offer the full range of adhesives and sealants particularly suited to the needs of the Japanese automobile manufacturers producing in North America. This will significantly strengthen Henkel's position in this market.

In September Henkel was included for the fourth time in a row in the Dow Jones Sustainability Index (DJSI). Within this index, Henkel leads the European consumer goods sector and is number two in the world rankings for the category.

Employees

As of September 30, 2002, the number of employees at the Henkel Group was 46,219. The proportion of Henkel personnel working outside Germany was 75 percent.

Major Participations

Ecolab Inc., St. Paul, Minnesota, USA, in which Henkel holds a participating interest of 28.1 percent, reported sales of US$ 895 million for the third quarter of 2002. This corresponds to a rise of 47 percent compared with the prior-year period. The significant growth in sales is largely the result of the takeover of the Henkel-Ecolab joint venture. Sales on a like for like basis grew 8 percent. Thanks to good business performance in all regions and further cost savings, operating profit rose by 39 percent to US$ 131 million. At US$ 72 million, net earnings for the quarter were 26 percent up on the prior-year figure.

The Clorox Company, Oakland, California, USA, in which Henkel holds a 28.5 percent stake, reported sales of US$ 1 billion for the first quarter of its 2002/2003 financial year. This represents an increase of 6 percent compared with the prior-year period. While growth and earnings in North America developed positively, business in Latin America continued to be adversely affected by the persistently unfavorable economic conditions.

Earnings before tax and exceptional items rose by 56 percent to US$ 244 million.

At US$ 145 million, net earnings for the quarter were up 84 percent on the prior-year period. Included in this figure was a loss of US$ 13 million arising from the planned sale of the company's Brazilian business.

During the quarter under review, Clorox bought back 3.4 million of its own shares for US$ 145 million. This means that the treasury stock now stands at 13.4 million shares.

Outlook

The Henkel Group expects to report sales of approx. 9.7 billion euros and a double-digit percentage increase in operating profit for fiscal 2002. This means that the predicted sales figure is now somewhat below earlier forecasts. With respect to operating profit, however, we confirm our expectations. The special restructuring program "Strong for the Future" will continue to progress according to plan in the fourth quarter and generate the expected savings in all our business sectors.

Laundry & Home Care

Sales[1]		
in million euros	Q 3	1–9
2002	**769**	**2,344**
2001	**791**	**2,328**
Change from previous year	– 2.9 %	0.7 %

[1] Change from previous year on the basis of figures in thousand euros

Change in sales	– 2.9 %	0.7 %
	Q 3	1–9
from		
Existing business	1.5 %	2.5 %
Acquisitions/Divestments	– 1.8 %	– 0.4 %
Effect of exchange rate fluctuations	– 2.6 %	– 1.4 %

EBIT[1]		
in million euros	Q 3	1–9
2002	**71**	**206**
2001	**68**	**187**
Change from previous year	3.8 %	10.7 %

[1] Change from previous year on the basis of figures in thousand euros

Return on sales (EBIT)		
	Q 3	1–9
2002	**9.2 %**	**8.8 %**
2001	**8.6 %**	**8.0 %**
Change from previous year	0.6 pp	0.8 pp

pp = percentage points

The **Laundry & Home Care** business sector reported a decrease in sales in the third quarter compared with the same period last year. However, the figures for the prior-year quarter contained, for the first time, the sales of the acquisition Pemos in Russia for a period of nine months. After adjusting for foreign exchange influences and acquisitions/divestments, this year's third quarter sales were 1.5 percent up on the previous year. Operating profit rose in the third quarter by 3.8 percent. The special restructuring program and increasing profitability in Algeria and Egypt boosted the EBIT margin to 9.2 percent.

In Europe, the market environment for branded products remained difficult. Nevertheless, due to increased advertising activities we were able to hold sales constant in countries important for our business. In Italy and Eastern Europe, sales increased significantly. Due to foreign exchange influences and the difficult market situation in China and Israel sales outside Europe declined for the first time.

Sales in heavy-duty detergents for the third quarter were down on the prior-year figure owing to last year's Pemos acquisition and to negative foreign exchange influences in countries outside Europe. The introduction of detergents offering improved washing performance at low temperatures ("Multi-active Power") consolidated our European market position in the premium segments. Our value brands faced increasing competitive pressure.

Sales in special detergents during the third quarter were slightly up on the same period last year. The Europe-wide relaunch of our fabric softeners with new fragrances and packaging was very successful. Fresh Magic was introduced into the French market at the end of September. This is the world's first detergent which neutralizes unpleasant odors in synthetic garments as they are worn.

The household cleaners business also exceeded the results of the prior-year quarter. The most important growth driver was the WC hygiene category.

Outlook

During the coming months we intend to also launch our value brands with improved low-temperature wash formulations. Moreover, we expect a rise in sales from the introduction of new products.

Our forecast for fiscal 2002 is a growth in sales of around 2 percent and an increase in operating profit in the high single-digit percentage range.

Cosmetics/Toiletries

Sales[1]		
in million euros	Q 3	1 – 9
2002	**511**	**1,585**
2001	**505**	**1,555**
Change from previous year	1.3 %	1.9 %

[1] Change from previous year on the basis of figures in thousand euros

Change in sales	1.3 %	1.9 %
	Q 3	1 – 9
from		
Existing business	4.1 %	3.8 %
Acquisitions/Divestments	– 0.4 %	– 0.7 %
Effect of exchange rate fluctuations	– 2.4 %	– 1.2 %

EBIT[1]		
in million euros	Q 3	1 – 9
2002	**40**	**133**
2001	**38**	**114**
Change from previous year	4.5 %	16.7 %

[1] Change from previous year on the basis of figures in thousand euros

Return on sales (EBIT)		
	Q 3	1 – 9
2002	**7.8 %**	**8.4 %**
2001	**7.5 %**	**7.3 %**
Change from previous year	0.3 pp	1.1 pp

pp = percentage points

The **Cosmetics/Toiletries** business sector reported a slight increase in sales in the third quarter as compared to the same period last year. Organic sales growth was 4.1 percent. There was a downturn in the markets of several European countries including Germany. The Cosmetics business achieved good sales growth in Russia, France, Spain and Italy. Owing to foreign exchange influences, the level of sales in North and Latin America was below the prior-year figure. In the Asia-Pacific region, there was an increase in sales in spite of the softness of the Indian and Japanese economies. Operating profit rose by 4.5 percent. Russia, Spain and France were significant contributors to the good development in EBIT.

The sales figure for the hair cosmetics business remained at the level of the prior-year quarter. The colorants segment succeeded in consolidating its good overall market position. Supported by the introduction of the "Fashion Collection" line, Brillance increased sales and expanded its market leadership in the German colorants sector. In the styling segment, we extended the Taft series and in the hair care market, we continued to drive the Schauma relaunch.

The body care segment performed below expectations in the third quarter. Our shower gels in particular suffered from the difficult market situation. The dominant cause for this was sluggish consumer demand in Germany.

There was a significant rise in skin care product sales in the third quarter. Diadermine performed well and the series was augmented by the introduction of Lift+ "Perfect Effects" and Aqua Force "First Wrinkles".

Sales of oral care products were up on the level of the previous year. The introduction of Theramed Perfect in Germany and Austria revived business as did the relaunch of Licor del Polo in Spain.

The salon business reported a plus in sales. In the hair care segment, the Bonacure brand performed particularly well. In the colorants segment, the Igora Royal "Trend Collection" line was introduced into numerous European countries. A further styling range from the Osis series was launched onto the market under the slogan "Inspired by Stylists".

Outlook

During the coming months, we intend to further strengthen our market position through the introduction of new products.

We expect sales for fiscal 2002 to increase by approx. 3 percent, and anticipate an increase in operating profit in the double-digit percentage range.

Consumer and Craftsmen Adhesives

Sales[1]		
in million euros	Q 3	1–9
2002	**341**	**998**
2001	**339**	**969**
Change from previous year	0.5 %	3.1 %

[1] Change from previous year on the basis of figures in thousand euros

Change in sales	0.5 %	3.1 %
	Q 3	1–9
from		
Existing business	4.6 %	4.3 %
Acquisitions/Divestments	0.2 %	0.5 %
Effect of exchange rate fluctuations	– 4.3 %	– 1.7 %

EBIT[1]		
in million euros	Q 3	1–9
2002	**33**	**92**
2001	**33**	**91**
Change from previous year	1.3 %	1.1 %

[1] Change from previous year on the basis of figures in thousand euros

Return on sales (EBIT)		
	Q 3	1–9
2002	**9.9 %**	**9.2 %**
2001	**9.8 %**	**9.4 %**
Change from previous year	0.1 pp	– 0.2 pp

pp = percentage points

At the **Consumer and Craftsmen Adhesives** business sector, sales in the third quarter were only slightly above the prior-year period. The reasons for this lay in the persistently disappointing market environment in Germany and significant currency devaluations in North and Latin America. However, organic sales growth amounted to 4.6 percent. Our sales figures for the UK developed particularly well. Several new product launches with aggressive advertising and trade promotion had a positive effect. Operating profit was slightly up on the prior-year figure.

The recession in the construction industry in Germany continued to restrict the performance of our consumer adhesives. The situation was further exacerbated by customer insolvencies. The do-it-yourself sector suffered from purchasing reticence in both DIY stores and supermarkets. The important product group of wallpaper paste was still confronted with lengthening redecoration intervals and an increasing propensity to use paints and plasters instead of wallpaper. Henkel is collaborating with the wallpaper industry in order to regenerate interest in wallpaper. As an initial result, a new generation of wall coverings manufactured from nonwoven materials has been introduced onto the market. These products can be easily stripped and simplify the redecoration task.

The adhesive tapes business continued to exhibit significant growth, particularly in North America. Having acquired Sellotape, we have now become market leader in adhesive tapes in Great Britain and New Zealand.

Our building adhesives segment reported a double-digit percentage increase in sales. The reasons for this included the acquisition of Kertscher Bauchemie in the fall of last year and a distribution agreement concluded with Solvay S.A. involving cooperation in the roofing sheet segment. The concentrated tile adhesive CM 18 further expanded its international market position in the third quarter and is to be launched during the fourth quarter in Turkey, the Baltic States and Hungary. The joint venture Henkel Bautechnik Russia successfully started up and is expected to add to the success of the building adhesives segment in the Ukraine.

Outlook

The difficult world economic situation and uncertain foreign exchange developments will continue to adversely influence results during the fourth quarter. We intend to counter these effects through the introduction of innovative products, a reduction in manufacturing costs and savings emanating from the special restructuring program.

We anticipate fiscal 2002 to close with a growth in sales of 3 to 4 percent and an increase in operating profit in the single-digit percentage range.

Henkel Technologies

Sales[1]		
in million euros	Q 3	1–9
2002	**669**	**2,094**
2001	**691**	**2,157**
Change from previous year	– 3.2 %	– 2.9 %

[1] Change from previous year on the basis of figures in thousand euros

Change in sales	– 3.2 %	– 2.9 %
	Q 3	1–9
from		
Existing business	3.4 %	1.0 %
Acquisitions/Divestments	– 0.6 %	– 1.9 %
Effect of exchange rate fluctuations	– 6.0 %	– 2.0 %

EBIT[1]		
in million euros	Q 3	1–9
2002	**37**	**135**
2001	**18**	**119**
Change from previous year	> 100 %	13.0 %

[1] Change from previous year on the basis of figures in thousand euros

Return on sales (EBIT)		
	Q 3	1–9
2002	**5.5 %**	**6.4 %**
2001	**2.6 %**	**5.5 %**
Change from previous year	2.9 pp	0.9 pp

pp = percentage points

The **Henkel Technologies** business sector reported a downturn in sales during the third quarter as compared with the prior-year period. This was due to several factors: a persistently soft economic environment in Europe and North America, currency depreciation in Latin America and a lower US dollar exchange rate as compared with the previous year. However, organic sales growth was 3.4 percent up on the prior-year period. Demand in the electronics industry remained sluggish, and there was also no clear indication of a revival in the automotive industry.

On the other hand, there was a significant improvement in operating profit with the figure doubling in the third quarter as compared with the prior year. Indeed, we succeeded in improving profitability in all our product groups. The positive earnings performance was supported by favorable raw material prices and the successful implementation of the special restructuring program.

Industrial and packaging adhesives achieved a level of sales similar to that of the same quarter last year thanks to good business in Europe. There, product sales for film laminating and wood adhesives increased. Sales performance in the assembly and packaging segments was somewhat weaker.

The engineering adhesives business reported a decline in sales in the third quarter compared with the prior-year period. Europe and North America suffered particularly from continuing sluggishness in the automotive industry and the weakness of the electronics industry. On the other hand, the business positioned itself well in Asia.

The Surface Technologies division ended the third quarter with a sales figure just below prior year. Our automotive activities in North America and China made good progress. Business performance was also good in Eastern Europe and Asia with the exception of Japan. However, the unfavorable economic environment in Europe, the weakness of demand for consumer durables in North America and the low level of business activity in Latin America were responsible for the decline in sales.

Henkel rounded off its portfolio with the acquisition of a cavity sealing and insulation business as well as the takeover of Cemedine (adhesives and sealants) in the USA.

Outlook

The economic revival anticipated at the start of 2002 for the second half of the year failed to materialize. Consequently, we do not expect sustained improvement in the fourth quarter.

We predict a slight decline in sales for fiscal 2002 and confirm the anticipated double-digit percentage growth in operating profit.

Segment Reporting by Business Sector[1], Third Quarter 2002 (continuing operations)						
in million euros	Laundry & Home Care	Cosmetics/ Toiletries	Adhe-sives	Henkel Tech-nologies	Corpo-rate	**Group**
Sales July-September 2002	769	511	341	669	84	2,374
Change from previous year	– 2.9 %	1.3 %	0.5 %	– 3.2 %	–	0.7 %
Share of Group sales	32 %	22 %	14 %	28 %	4 %	100 %
Sales July-September 2001	791	505	339	691	31	2,357
EBITDA July-September 2002	99	58	49	77	– 13	270
EBITDA July-September 2001	97	63	50	64	– 9	265
Change from previous year	2.1 %	– 7.9 %	– 2.0 %	20.3 %	–	1.9 %
Return on sales (EBITDA) July-September 2002	12.9 %	11.4 %	14.4 %	11.5 %	–	11.4 %
Return on sales (EBITDA) July-September 2001	12.3 %	12.5 %	14.8 %	9.3 %	–	11.2 %
Depreciation/amortization of property, plant and equipment/patents/ licenses (excl. financial assets) July-September 2002[2]	26	10	11	21	8	76
Depreciation/amortization of property, plant and equipment/patents/ licenses (excl. financial assets) July-September 2001[3]	26	11	11	23	8	79
EBITA July-September 2002	73	48	38	56	– 21	194
EBITA July-September 2001	71	52	39	41	– 17	186
Change from previous year	2.1 %	– 7.1 %	– 4.1 %	37.6 %	–	4.6 %
Return on sales (EBITA) July-September 2002	9.5 %	9.5 %	11.0 %	8.4 %	–	8.2 %
Return on sales (EBITA) July-September 2001	9.0 %	10.3 %	11.5 %	5.9 %	–	7.9 %
Amortization of goodwill July-September 2002	2	8	5	19	–	34
Amortization of goodwill July-September 2001	3	14	6	23	–	46
EBIT July-September 2002	71	40	33	37	– 21	160
EBIT July-September 2001	68	38	33	18	– 17	140
Change from previous year	3.8 %	4.5 %	1.3 %	> 100 %	–	14.7 %
Return on sales (EBIT) July-September 2002	9.2 %	7.8 %	9.9 %	5.5 %	–	6.8 %
Return on sales (EBIT) July-September 2001	8.6 %	7.5 %	9.8 %	2.6 %	–	5.9 %
ROCE July-September 2002	36.6 %	19.7 %	20.9 %	9.4 %	–	16.2 %
ROCE July-September 2001	24.9 %	17.6 %	18.1 %	5.9 %	–	12.0 %
Capital employed July-September 2002[4]	797	980	717	2,354	– 39	4,809
Capital employed July-September 2001[4]	1,159	1,219	865	2,914	253	6,410
Change from previous year	– 31.3 %	– 19.6 %	– 17.1 %	– 19.2 %	–	– 25.0 %
Capital expenditures (excluding financial assets) July-Sept. 2002	26	17	11	17	14	85
Capital expenditures (excluding financial assets) July-Sept. 2001	50	12	12	34	4	112
Operating assets July-September 2002	1,545	1,304	901	2,656	212	6,618
Operating liabilities July-September 2002	753	532	277	597	251	2,410
Net operating assets July-September 2002[5]	792	772	624	2,059	– 39	4,208
Operating assets July-September 2001	1,842	1,460	1,006	3,124	326	7,758
Operating liabilities July-September 2001	723	497	260	588	73	2,141
Net operating assets July-September 2001[5]	1,119	963	746	2,536	253	5,617
Research and development costs (R&D) July-September 2002	16	8	4	29	12	69
R&D as % of sales	2.1 %	1.6 %	1.2 %	4.3 %	–	2.9 %
Research and development costs (R&D) July-September 2001	16	9	4	29	11	69
R&D as % of sales	1.9 %	1.8 %	1.1 %	4.2 %	–	2.9 %

[1] Change from previous year on the basis of figures in thousand euros
[2] Adjusted for expenditure recognized in the 2001 financial statement only
[3] After reallocation of corporate overheads
[4] Including goodwill at cost
[5] Including goodwill at book value

Segment Reporting by Business Sector[1], January through September 2002 (continuing operations)

in million euros	Laundry & Home Care	Cosmetics/ Toiletries	Adhe-sives	Henkel Tech-nologies	Corpo-rate	**Group**
Sales January-September 2002	2,344	1,585	998	2,094	251	7,272
Change from previous year	0.7 %	1.9 %	3.1 %	– 2.9 %	–	2.4 %
Share of Group sales	32 %	22 %	14 %	29 %	3 %	100 %
Sales January-September 2001	2,328	1,555	969	2,157	90	7,099
EBITDA January-September 2002	286	190	133	272	– 52	829
EBITDA January-September 2001	265	185	142	265	– 38	819
Change from previous year	8.1 %	3.0 %	– 6.7 %	2.6 %	–	1.3 %
Return on sales (EBITDA) January-September 2002	12.2 %	12.2 %	13.3 %	13.0 %	–	11.2 %
Return on sales (EBITDA) January-September 2001	11.4 %	11.9 %	14.7 %	12.3 %	–	11.5 %
Depreciation/amortization of property, plant and equipment/patents/ licenses (excl. financial assets) January-September 2002	74	31	28	80	24	237
Depreciation/amortization of property, plant and equipment/patents/ licenses (excl. financial assets) January-September 2001[2]	70	33	33	76	25	237
EBITA January-September 2002	212	159	105	192	– 76	592
EBITA January-September 2001	195	152	109	189	– 63	582
Change from previous year	9.2 %	4.6 %	– 4.4 %	1.6 %	–	1.8 %
Return on sales (EBITA) January-September 2002	9.1 %	10.1 %	10.5 %	9.2 %	–	8.2 %
Return on sales (EBITA) January-September 2001	8.3 %	9.8 %	11.3 %	8.8 %	–	8.2 %
Amortization of goodwill January-September 2002	6	26	13	57	–	102
Amortization of goodwill January-September 2001	8	38	18	70	–	134
EBIT January-September 2002	206	133	92	135	– 76	490
EBIT January-September 2001	187	114	91	119	– 63	448
Change from previous year	10.7 %	16.7 %	1.1 %	13.0 %	–	9.6 %
Return on sales (EBIT) January-September 2002	8.8 %	8.4 %	9.2 %	6.4 %	–	6.7 %
Return on sales (EBIT) January-September 2001	8.0 %	7.3 %	9.4 %	5.5 %	–	6.3 %
ROCE January-September 2002	31.9 %	21.2 %	18.9 %	10.4 %	–	15.3 %
ROCE January-September 2001	24.3 %	16.4 %	16.8 %	8.7 %	–	12.3 %
Capital employed January-September 2002[3]	887	1,004	739	2,451	76	5,157
Capital employed January-September 2001[3]	1,068	1,236	869	2,884	268	6,325
Change from previous year	– 16.9 %	– 18.8 %	– 15.0 %	– 15.0 %	–	– 18.5 %
Capital expenditures (excluding financial assets) January-Sept. 2002	94	37	27	71	22	251
Capital expenditures (excluding financial assets) January-Sept. 2001	106	36	32	161	11	346
Operating assets January-September 2002	1,630	1,321	918	2,784	262	6,915
Operating liabilities January-September 2002	758	520	272	633	186	2,369
Net operating assets January-September 2002[4]	872	801	646	2,151	76	4,546
Operating assets January-September 2001	1,724	1,506	1,009	3,141	343	7,723
Operating liabilities January-September 2001	684	498	253	615	75	2,125
Net operating assets January-September 2001[4]	1,040	1,008	756	2,526	268	5,598
Research and development costs (R&D) January-September 2002	51	26	12	85	30	204
R&D as % of sales	2.2 %	1.6 %	1.2 %	4.1 %	–	2.8 %
Research and development costs (R&D) January-September 2001	46	25	11	85	33	200
R&D as % of sales	2.0 %	1.6 %	1.1 %	3.9 %	–	2.8 %

[1] Change from previous year on the basis of figures in thousand euros
[2] After reallocation of corporate overheads
[3] Including goodwill at cost
[4] Including goodwill at book value

Henkel Group

Consolidated Income Statement

in million euros	Jan.-Sept. 2001 published	Jan.-Sept. 2001 comparable	**Jan.-Sept. 2002**	Change in % from PY[1]	Change in % from PY comp.[1]
Sales	**10,015**	**7,099**	**7,272**	**- 27.4**	**2.4**
Cost of sales	5,540	3,706	3,813	31.2	- 2.9
Gross profit	**4,475**	**3,393**	**3,459**	**- 22.7**	**1.9**
Marketing, selling and distribution costs	2,789	2,208	2,233	19.9	- 1.1
Research and development costs	267	200	204	23.6	- 2.0
Administrative expenses	581	397	399	31.3	- 0.5
Other operating income	141	116	85	- 39.7	- 26.7
Other operating charges	98	88	88	10.2	0
Amortization of goodwill	142	134	102	28.2	23.9
Restructuring costs	60	34	28	53.3	17.6
Operating profit (EBIT)	**679**	**448**	**490**	**- 27.8**	**9.6**
Net income from participations	150	–	118	- 21.3	–
Net interest expense	- 236	–	- 114	51.7	–
Financial items	**- 86**	**–**	**4**	**–**	**–**
Earnings before tax	**593**	**–**	**494**	**- 16.7**	**–**
Taxes on income	- 228	–	- 180	21.1	–
Net earnings	**365**	**–**	**314**	**- 14.0**	**–**
Net earnings excluding minority interests	336	–	314	- 6.5	–
Earnings per share (euros)	2.33	–	2.18	- 6.4	–

[1] PY = previous year; +/- signs relate to effect on profit

Consolidated Balance Sheet

in million euros	Dec. 31, 2001	%	**Sept. 30, 2002**	%
Tangible and intangible assets	3,868	41.3	3,553	39.3
Financial assets	1,622	17.3	1,548	17.1
Fixed assets	**5,490**	**58.6**	**5,101**	**56.4**
Inventories	1,081	11.5	1,094	12.0
Trade accounts receivable	1,591	17.0	1,609	17.8
Other receivables and miscellaneous assets	467	5.0	476	5.3
Liquid funds/Marketable securities	421	4.5	486	5.4
Current assets	**3,560**	**38.0**	**3,665**	**40.5**
Deferred tax assets	**315**	**3.4**	**281**	**3.1**
Total assets	**9,365**	**100.0**	**9,047**	**100.0**
Equity excluding minority interests	**3,518**	**37.6**	**3,232**	**35.7**
Minority interests	86	0.9	80	0.9
Equity including minority interests	**3,604**	**38.5**	**3,312**	**36.6**
Provisions for pensions and similar obligations	1,641	17.5	1,636	18.1
Other provisions	1,274	13.6	1,329	14.7
Provisions for deferred tax liabilities	202	2.2	198	2.2
Provisions	**3,117**	**33.3**	**3,163**	**35.0**
Borrowings	1,210	12.9	1,195	13.2
Trade accounts payable	937	10.0	834	9.2
Other liabilities	497	5.3	543	6.0
Liabilities	**2,644**	**28.2**	**2,572**	**28.4**
Total equity and liabilities	**9,365**	**100.0**	**9,047**	**100.0**

Cash Flow Statement		
in million euros	Jan.-Sept. 2001	**Jan.-Sept. 2002**
Operating profit/EBIT	**679**	**490**
Income taxes paid	– 232	– 137
Depreciation of fixed assets (excluding financial assets)	505	339
Net gains from disposals of fixed assets (excluding financial assets)	– 38	– 14
Change in inventories	– 79	– 49
Change in receivables and miscellaneous assets	39	– 73
Change in liabilities and provisions	125	39
Cash flow from operating activities	**999**	**595**
Cash flow from investing activities/acquisitions[1]	**– 390**	**– 314**
Cash flow from financing activities[2]	**– 580**	**– 211**
Change in cash and cash equivalents	**29**	**70**
Effect of exchange rate changes on cash and cash equivalents	1	– 5
Change in liquid funds and marketable securities	**30**	**65**
Liquid funds/Marketable securities on January 1	155	421
Liquid funds/Marketable securities on September 30	185	486
[1] Capital expenditure on intangible assets	– 19	– 25
Capital expenditure on property, plant and equipment	– 349	– 211
Capital expenditure on financial assets/acquisitions	– 126	– 126
Proceeds from disposals of fixed assets	104	48
Cash flow from investing activities/acquisitions	**– 390**	**– 314**
[2] Henkel KGaA dividends	– 157	– 156
Subsidiary company dividends (to other shareholders)	– 11	– 7
Interest and dividends received	157	114
Interest paid	– 209	– 169
Net dividends and interest	**– 220**	**– 218**
Change in borrowings	– 293	52
Buy-back of stock	– 57	– 51
Other financing transactions	– 10	6
Cash flow from financing activities	**– 580**	**– 211**
Net cash flow	389	63
Investments in financial assets/acquisitions	126	126
Free cash flow	**515**	**189**

Statement of changes in equity		
in million euros	2001	**2002**
Shareholders' equity excl. minority interests at Jan. 1	**3,223**	**3,518**
Net earnings excluding minority interests	336	314
Distributions	– 157	– 156
Buy-back of treasury stock	– 57	– 51
Changes recognized in equity	– 30	– 220
Exchange rate differences	5	– 173
Shareholders' equity excl. minority interests at Sept. 30	**3,320**	**3,232**

Income Statement, Balance Sheet, Cash Flow Statement[1]

Income Statement

Sales rose by 2.4 percent compared with the first nine months of last year, while the cost of sales underwent a somewhat higher percentage increase of 2.9 percent. Consequently, gross profit increased only by 1.9 percent, and at 47.6 percent the gross margin remained at roughly the same level of the previous year (47.8 percent). In the "marketing, selling and distribution costs" line, advertising costs increased while distribution costs were slightly down. Research and development costs and administrative expenses remained virtually unchanged compared to prior year.

Other operating income decreased by 31 million euros. The first nine months of 2001 contained gains from the disposal of real estate of Henkel KGaA amounting to 24 million euros and land sales in Germany and the US amounting to 7 million euros. The 2002 nine-months period contained gains from the divestment of two businesses amounting to 10 million euros (Bostik, Italy, and the leather board business of Dorus in Germany) as well as a land sale in the UK (3 million euros).

The other operating charges remained at the level of the previous year. During the current period, we had to absorb foreign exchange losses from Egypt and Russia totaling 7 million euros.

Goodwill amortization decreased by 32 million euros, primarily due to the special goodwill program initiated in 2001. The restructuring costs likewise fell by 6 million euros.

Cognis and Henkel-Ecolab are included in financial items, earnings before tax and net earnings in the first nine months of 2001. Financial items improved markedly by 90 million euros compared to prior year as a result of lower interest expense due to the divestment proceeds and the deconsolidation of Cognis and Henkel-Ecolab.

The net income from participations for the prior-year period contained a one-time gain of 24 million euros from the sale of our stake in San Nopco, Japan. This year two exceptional items adversely affected net income from participations: first, Clorox restructured its businesses in Latin America, and second we had to write-down our investments in New Business companies. These two effects totaled 30 million euros.

By contrast, net interest expense decreased by 122 million euros due to the reduction in borrowings at the end of 2001 achieved with the proceeds from the sale of the divested businesses.

The corporate tax rate decreased versus prior year by 2 percentage points to 36.4 percent due to lower non-tax deductible goodwill amortization.

Balance Sheet

Total assets decreased by 318 million euros as compared with December 31, 2001. Of this figure, 298 million euros is the result of changes in foreign exchange rates, and especially that of the euro versus the US dollar. The decrease in fixed and in current assets was 263 million euros and 35 million euros, respectively.

There was a reduction in financial assets of 74 million euros. The book value of our investment in Clorox decreased (recognized in equity), due to Clorox buying back shares and recognizing foreign exchange losses.

The financial assets increased by a total of 59 million euros as a result of the investments in Pakvash, Iran, Cemedine, USA, and Möller-Plast, Germany, none of which had yet been consolidated by September 2002.

The rise in trade accounts receivable and miscellaneous assets was attributable to business expansion.

On the equity and liabilities side, there was a decrease in shareholders' equity of 292 million euros, of which approx. 60 percent were due to the shift in foreign exchange parities, in particular the US dollar

[1] The commentary relating to the lines from sales to EBIT only refers to the adjusted (excluding Cognis and Henkel-Ecolab) figures for the prior-year period.

(see also the statement of changes in equity table on page 13). The other changes recognized in equity essentially relate to the valuation of derivatives and loans similar to equity according to IAS 39 (81 million euros) and also to the changes in equity of Clorox (130 million euros; mainly share buy-back program).

The other liabilities figure rose due to higher tax liabilities for the current year.

Cash Flow Statement

There is only limited comparability between the cash flow statement for the first nine months of 2002 and the same period of 2001. During the previous year, Cognis and Henkel-Ecolab were still included in the cash flow statement. These businesses were sold at the end of November 2001.

The **cash flow from operating activities** amounted to 595 million euros, 404 million euros down on the figure for the prior-year period. Income taxes paid declined by 95 million euros. A major portion of these tax payments was attributable to the divested companies. Gains from disposals of fixed assets decreased by 24 million euros compared with the prior-year period. The 2001 figure included the gains at Henkel KGaA of 24 million euros resulting from the sale of real estate. During the first three quarters of 2002 a gain of 6 million euros from the sale of the Bostik brand was included. The change in working capital during the period under review resulted in a net cash outflow of 83 million euros. The cash flow figure decreased essentially as a result of the slight increase in trade accounts receivable and the decrease in trade payables.

The **cash flow from investing activities/acquisitions** was −314 million euros, an improvement of 76 million euros as compared with the first three quarters of 2001. This was mainly due to lower capital expenditures on property, plant and equipment following the divestment of Cognis. Capital expenditures in continuing operations decreased by 21 million euros. Capital expenditures on financial assets and acquisitions of new businesses rose in comparison with the adjusted prior-year period (excluding Cognis and Henkel-Ecolab) by 25 million euros. During the first nine months of 2002, we acquired Sellotape (UK and New Zealand), Cemedine (USA), a 60 percent holding in Pakvash (Iran), a further production site at Henkel ENAD (Algeria) and the Möller-Plast business in Germany. The decrease in proceeds from disposals of fixed assets was attributable to exceptional items included in the prior-year figure: the sale of the San Nopco stake and of real estate owned by Henkel KGaA.

The **cash flow from financing activities** rose compared with the same period last year by 369 million euros to −211 million euros. Borrowings amounting to 293 million euros were paid back during the prior-year period. Despite 40 million euros lower interest expense, the net dividends and interest figure remained virtually unchanged as compared with the prior-year period.

Accounting and Valuation Principles

The quarterly report of the Henkel Group has been prepared in accordance with the guidelines issued by the International Accounting Standards Board (IASB), London. The same accounting and valuation principles have been applied as for the 2001 annual financial statements. The notes to the annual financial statements apply accordingly.

For further information concerning this report, please contact

Mailing address:
Henkel KGaA
40191 Düsseldorf, Germany

Investor Relations
Phone: (+49) 2 11-7 97-39 37
Fax: (+49) 2 11-7 98-28 63
E-mail: magdalena.moll@henkel.com
E-mail: waltraud.mueller@henkel.com

Corporate Communications
Phone: (+49) 2 11-7 97-35 33
Fax: (+49) 2 11-7 98-24 84
E-mail: ernst.primosch@henkel.com
E-mail: lars.witteck@henkel.com

Mat.-Nr.: 4701356

Calendar

Press Conference on Fiscal 2002 and Analysts' Meeting:
Wednesday, March 5, 2003

Annual General Meeting of Henkel KGaA:
Monday, April 14, 2003

Publication of Q1 Report 2003:
Tuesday, May 6, 2003

Publication of Q2 Report 2003:
Monday, August 18, 2003

Publication of Q3 Report 2003
Monday, November 17, 2003

Further details relating to the quarterly financial statements can be found on the Internet at:
www.ir.henkel.com

Main Henkel website: **www.henkel.com**

Henkel

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